

Mail Stop 7010

April 28, 2008

<u>via U.S. mail and facsimile</u>

Larry W. Seay
Executive Vice President and Chief Financial Officer
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, Arizona 85255

        RE: **Meritage Homes Corporation**
                    Form 10-K for the Fiscal Year Ended December 31, 2007
                    Filed February 25, 2008
                    File No. 1-9977

Dear Mr. Seay:

      We have reviewed your response letter dated April 16, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

<u>Critical Accounting Policies, page 24</u>

1. We have reviewed your response to comment 2 in our letter dated April 3, 2008. We note your belief that it is impractical to attempt to create a sensitivity analysis to address all the hypothetical scenarios in a manner that would provide investors with meaningful information regarding your valuation techniques used to estimate impairments and write-offs for your real estate inventory, deposits and joint venture investments.

While we understand that the process of assessing your communities and joint venture investments for impairments and your land deposits and predevelopment costs of land for write-offs is performed at the community level and that many factors must be considered when evaluating a community's carrying value, we urge you to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your real estate-related assets. For example, if you continue to believe you are unable to provide a sensitivity analysis of your material assumptions used in each of your fair value models, disclose on an aggregated basis by segment or state the carrying value of communities for which the estimated future undiscounted cash flows were close to their carrying values. In this regard, Section 501.14 of the Financial Reporting Codification states, "…the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." As such, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your real estate-related assets, such information may need to be disclosed if it would be material and useful to investors. We continue to believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.

At a minimum, please further revise your disclosures to address each of the following:

- A discussion of the valuation techniques used to estimate the fair value of your real estate-related assets. In this regard, we note your statement that the fair value of the communities' assets is determined using various valuation techniques; however, you include a discussion of only the discounted cash flow model. Please also ensure that your discussion of these additional models also includes the material assumptions used in such models.
- The number of communities you were operating in that you evaluated for impairment, the number of communities for which you recorded a real estate inventory impairment, and the carrying value of those communities with impairments as of the end of the fiscal year.
- The time period in which your discounted cash flow model projections begin to assume an improvement in market conditions.
- A discussion of the discount rate or rate range in the aggregate, by segment or by state used to estimate fair value.

- Information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

  Please provide us with the revised disclosure you intend to include in future filings.

2. We note your response and draft revised disclosure for comment 3 in our letter dated April 3, 2008. Please further revise such disclosure to address each of the following:
   - State the amount of taxable income from 2006 that remains available for offset from current and future losses.
   - Explain why you believe it is reasonable for you to use a four year period to measure your cumulative loss position.
   - Taking into consideration the amount of taxable income for which you may carryback losses, state the amount of taxable income that needs to be generated for you to be able to realize your deferred tax assets.

Home Closing Revenue, Home Orders and Order Backlog – Segment Analysis, page 28

3. We note that customer cancellation rates have impacted your home closing revenues and therefore most likely a factor in your assessment of whether your real estate inventory and related assets are impaired. As such, please revise your tables that show operating and financial data regarding your homebuilding activities to also include the cancellation rates for each period presented on a consolidated basis and segment basis, at a minimum. For any cancellation rates with material fluctuations from period to period or from the consolidated rate, please include a discussion of the contributing factors. This would appear to be quantitative information that may be useful to investors in better understanding the operating results of your segments and potentially the impact on the realizability of your real estate and related assets.

Note 1 – Business and Summary of Significant Accounting Policies, page 46

Real Estate, page 46

4. We note that you have provided the components of your impairment charges by type of impairment charge (i.e., terminated option/purchase contracts) by reportable segment. In addition to this disclosure, please disclose your capitalized costs for option/purchase contracts, real estate inventory, joint venture investments, and land held for sale by segment. Such disclosure would provide investors with some context for the impairments by segment.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief